FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 10, 2022

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2021
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), except as otherwise noted, and are unaudited. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), operating income (loss), combined ratio, combined ratio points, float, book value per basic share, total debt to total capital ratio, excluding non-insurance companies and excess (deficiency) of fair value over adjusted carrying value, that do not have a prescribed meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2021 net earnings of $3,401.1 million ($122.25 net earnings per diluted share after payment of preferred share dividends) compared to fiscal year 2020 net earnings of $218.4 million ($6.29 net earnings per diluted share after payment of preferred share dividends). Book value per basic share at December 31, 2021 was $630.60 compared to $478.33 at December 31, 2020 (an increase of 34.2% adjusted for the $10 per common share dividend paid in the first quarter of 2021).

"2021 was the best year we have had in our history. We had record net earnings of $3.4 billion and growth in book value per share of 34.2% (adjusted for the $10 per common share dividend paid in the first quarter) to $630.60. At $23.8 billion, our gross premium grew by 25.4% in 2021 or $4.8 billion - essentially all organic and the most in any one year in our history. All of our major insurance and reinsurance companies achieved a combined ratio below 100% for a consolidated combined ratio of 95.0%, despite significant catastrophe losses of $1.1 billion or 7.2 combined ratio points. Core underwriting performance was exceptionally strong with a combined ratio excluding catastrophe losses of 87.8% with continued strong reserving.

"Our net gains on investments of $3.4 billion included net gains of $2.3 billion on equity exposures and net gains of $1.5 billion on Digit compulsorily convertible preference shares, partially offset by losses on the bond portfolio of $287 million.

"We ended 2021 in a strong financial position with $1.5 billion in cash and investments in the holding company, our debt to capital ratio reduced to 24.1%, and no significant holding company debt maturities until 2024.

"Throughout 2020 and 2021, I stated publicly that the market price of Fairfax shares was ridiculously cheap. We were able to take advantage of this opportunity and on December 29, 2021 we successfully completed a substantial issuer bid, purchasing and cancelling 2 million shares at a price of $500.00 per share," said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2021	2020	2021	2020
	($ millions)
Gross premiums written	6,533.6	4,904.3	23,910.2	19,125.9
Net premiums written	4,856.3	3,727.4	18,278.1	14,864.5
Net premiums earned	4,374.0	3,695.6	16,558.0	13,988.7

Operating income - Property and casualty insurance and reinsurance:
Underwriting profit	470.8	166.8	801.2	309.0
Interest and dividends	100.5	120.3	441.7	560.6
Share of profit of associates	54.5	27.9	324.1	46.2
	625.8	315.0	1,567.0	915.8
Operating income (loss) - Life insurance and Run-off	(229.7)	(147.0)	(272.9)	(194.6)
Operating income (loss) - Non-insurance companies	96.6	(65.0)	(7.0)	(178.7)
Interest expense	(120.3)	(117.1)	(513.9)	(475.9)
Corporate overhead and other income (expense)	(183.5)	15.5	(89.7)	(252.7)
Net gains on investments	938.3	1,235.8	3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries	17.1	—	264.0	117.1
Pre-tax income	1,144.3	1,237.2	4,392.6	244.1
Provision for income taxes	(156.6)	(278.8)	(726.0)	(206.7)
Non-controlling interests	(56.4)	(49.3)	(265.5)	181.0
Net earnings attributable to shareholders of Fairfax	931.3	909.1	3,401.1	218.4
Highlights for fiscal year 2021 (with comparisons to fiscal year 2020 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 21.0% (25.8% adjusted for loss portfolio transfers completed at Crum & Forster and Brit in the fourth quarter of 2021) to $17,809.4 million from $14,717.7 million, while gross premiums written increased by 25.4%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 95.0%, producing an underwriting profit of $801.2 million despite catastrophe losses of $1,148.1 million (representing 7.2 combined ratio points), compared to a combined ratio of 97.8% and an underwriting profit of $309.0 million in 2020. The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $355.6 million or 2.2 combined ratio points.
•Operating income of the property and casualty insurance and reinsurance operations increased to $1,567.0 million from $915.8 million, reflecting higher underwriting profit and share of profit of associates, partially offset by lower interest and dividends.
•Float of the property and casualty insurance and reinsurance operations increased by 14.2% to $25,936.8 million at December 31, 2021 from $22,705.0 million at December 31, 2020.
•Operating loss of the Life insurance and Run-off operations increased to $272.9 million from $194.6 million, principally reflecting net adverse prior year reserve development at Run-off of $224.6 million, primarily recorded in the fourth quarter and related to exposures in U.S. asbestos, pollution and other of $212.0 million.
•Excluding the impact of Fairfax India’s $85.2 million of performance fees to Fairfax in 2021 (principally recorded in the first half of 2021), which are offset upon consolidation, operating income of the non-insurance companies was $78.2 million, an improvement of $256.9 million that reflected a strong fourth quarter, principally related to the Restaurants and retail segment (which benefited from reduced COVID-19-related lockdown restrictions in 2021 compared to 2020) and the Other segment (reflecting deconsolidation of Fairfax Africa on December 8, 2020, producing an operating profit in 2021 compared to an operating loss in 2020).

•Consolidated interest and dividends of $640.8 million decreased from $769.2 million, primarily reflecting our strategy to invest in shorter term debt and not reach for yield, which resulted in lower interest income earned, principally due to a general decrease in sovereign bond yields, sales of U.S. treasury bonds throughout 2020 and net sales of U.S. corporate bonds in 2021, partially offset by higher interest income earned on first mortgage loans purchased in 2021 and increased dividend income from common stocks.
•Consolidated share of profit of associates of $402.0 million principally reflected share of profit of $162.3 million from Eurobank, $75.9 million from Resolute, $69.5 million from Atlas Corp. and $55.5 million from Gulf Insurance.
•Interest expense of $513.9 million (inclusive of $57.9 million on leases) was primarily comprised of $356.8 million incurred on borrowings by the holding company and the insurance and reinsurance companies (inclusive of a loss of $45.7 million related to early redemption of debt) and $99.2 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•At December 31, 2021 the company's insurance and reinsurance companies held $24.9 billion in cash and short-dated investments representing 50.3% of portfolio investments, comprised of $21.8 billion of subsidiary cash and short-term investments and $3.1 billion of short-dated U.S. treasuries.
•Net gains on investments of $3,445.1 million ($938.3 million in the fourth quarter) consisted of the following:

	Fourth quarter of 2021
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	20.9	347.5	368.4
Bonds	126.6	(243.0)	(116.4)
Other	(33.9)	720.2	686.3
	113.6	824.7	938.3

	Year ended December 31, 2021
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	992.2	1,319.9	2,312.1
Bonds	338.0	(624.6)	(286.6)
Other	(63.8)	1,483.4	1,419.6
	1,266.4	2,178.7	3,445.1

•Net gains on equity exposures of $2,312.1 million was primarily comprised of realized and unrealized appreciation of common stocks and equity total return swaps and net unrealized gains from convertible bonds and equity warrants. Net gains on Other of $1,419.6 million primarily reflected unrealized gains of $1,490.3 million ($668.3 million recorded in the fourth quarter) on Digit compulsorily convertible preference shares.
•At December 31, 2021 the excess of fair value over adjusted carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was approximately $346 million. The company anticipates recording additional gains of approximately $400 million upon consolidating its investment in Digit, which is subject to regulatory approvals permitting the company to increase its 49.0% equity interest in Digit to a control position.
•At December 31, 2021 the company continued to hold equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or $372.96 (Cdn$476.03) per share.

•On December 15, 2021 Odyssey Group issued shares representing an aggregate of 9.99% equity interest to a subsidiary of the Canada Pension Plan Investment Board ("CPPIB") and OMERS, the pension plan for Ontario's municipal employees, for cash consideration of $900.0 million, which resulted in the company recording an aggregate increase to common shareholders’ equity of $429.1 million.
•The company held $1,478.3 million of cash and investments at the holding company level at December 31, 2021, compared to $1,252.2 million at December 31, 2020.
•The company's total debt to total capital ratio, excluding non-insurance companies, decreased to 24.1% at December 31, 2021 from 29.7% at December 31, 2020, primarily reflecting higher total capital, due principally to net earnings and increased non-controlling interests, and decreased total debt, due principally to lower borrowings at the holding company and the insurance and reinsurance companies.
•During 2021 the company purchased 293,197 subordinate voting shares for treasury and 2,137,923 for cancellation at an aggregate cost of $1,190.7 million. Purchases for cancellation included 2,000,000 subordinate voting shares acquired under the company's $1.0 billion substantial issuer bid ("SIB") at $500.00 per share completed on December 29, 2021, which reduced common shareholders’ equity by $1.0 billion. From the fourth quarter of 2017 up to December 31, 2021, the company has purchased 1,414,282 subordinate voting shares for treasury and 3,102,998 subordinate voting shares for cancellation, an aggregate of 4,517,280 subordinate voting shares purchased at a cost of $2,065.6 million.

There were 26.0 million and 26.4 million weighted average common shares effectively outstanding during 2021 and 2020 respectively. At December 31, 2021 there were 23,865,600 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio, prior year reserve development and catastrophe and COVID-19 loss information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its 2021 year-end results at 8:30 a.m. Eastern time on Friday February 11, 2022. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, February 25, 2022. The replay may be accessed at 1 (888) 566-0439 (Canada or U.S.) or 1 (203) 369-3045 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

Information on
CONSOLIDATED BALANCE SHEETS
as at December 31, 2021 and December 31, 2020
(unaudited - US$ millions)

	December 31, 2021	December 31, 2020
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $111.0; December 31, 2020 – $79.5)	1,478.3	1,252.2
Insurance contract receivables	6,883.2	5,816.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $1,246.4; December 31, 2020 – $751.9)	21,799.5	13,197.8
Bonds (cost $13,836.3; December 31, 2020 – $14,916.1)	14,091.2	15,734.6
Preferred stocks (cost $576.6; December 31, 2020 – $268.3)	2,405.9	605.2
Common stocks (cost $4,717.2; December 31, 2020 – $4,635.5)	5,468.9	4,599.1
Investments in associates (fair value $5,671.9; December 31, 2020 – $4,154.3)	4,755.1	4,381.8
Investment in associate held for sale (fair value nil; December 31, 2020 – $729.5)	—	729.5
Derivatives and other invested assets (cost $888.2; December 31, 2020 – $944.4)	991.2	812.4
Assets pledged for derivative obligations (cost $119.6; December 31, 2020 – $196.1)	119.6	196.4
Fairfax India cash, portfolio investments and associates (fair value $3,336.4; December 31, 2020 – $2,791.0)	2,066.0	1,851.8
	51,697.4	42,108.6

Deferred premium acquisition costs	1,924.1	1,543.7
Recoverable from reinsurers (including recoverables on paid losses – $884.3; December 31, 2020 – $686.8)	12,090.5	10,533.2
Deferred income tax assets	522.4	713.9
Goodwill and intangible assets	5,928.2	6,229.1
Other assets	6,121.3	5,857.2
Total assets	86,645.4	74,054.0

Liabilities
Accounts payable and accrued liabilities	4,985.4	4,996.1
Derivative obligations (including at the holding company – $32.1; December 31, 2020 – $22.8)	152.9	189.4
Deferred income tax liabilities	598.8	356.4
Insurance contract payables	4,493.5	2,964.0
Insurance contract liabilities	47,346.5	39,206.8
Borrowings – holding company and insurance and reinsurance companies	6,129.3	6,614.0
Borrowings – non-insurance companies	1,623.7	2,200.0
Total liabilities	65,330.1	56,526.7

Equity
Common shareholders’ equity	15,049.6	12,521.1
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	16,385.1	13,856.6
Non-controlling interests	4,930.2	3,670.7
Total equity	21,315.3	17,527.3
	86,645.4	74,054.0

Book value per basic share	$630.60	$478.33

Information on
CONSOLIDATED STATEMENTS OF EARNINGS
for the fourth quarters and years ended December 31, 2021 and 2020
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2021	2020	2021	2020
Income
Gross premiums written	6,533.6	4,904.3	23,910.2	19,125.9
Net premiums written	4,856.3	3,727.4	18,278.1	14,864.5

Gross premiums earned	6,026.6	4,791.1	21,786.8	17,898.8
Premiums ceded to reinsurers	(1,652.6)	(1,095.5)	(5,228.8)	(3,910.1)
Net premiums earned	4,374.0	3,695.6	16,558.0	13,988.7
Interest and dividends	144.9	164.5	640.8	769.2
Share of profit (loss) of associates	55.0	64.7	402.0	(112.8)
Net gains on investments	938.3	1,235.8	3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries	17.1	—	264.0	117.1
Other revenue	1,399.0	1,417.5	5,158.0	4,719.6
	6,928.3	6,578.1	26,467.9	19,794.9
Expenses
Losses on claims, gross	3,893.7	3,521.1	14,200.7	12,234.8
Losses on claims, ceded to reinsurers	(1,254.2)	(1,015.9)	(3,460.2)	(2,910.3)
Losses on claims, net	2,639.5	2,505.2	10,740.5	9,324.5
Operating expenses	898.0	642.8	2,946.1	2,536.5
Commissions, net	779.6	620.7	2,787.9	2,355.0
Interest expense	120.3	117.1	513.9	475.9
Other expenses	1,346.6	1,455.1	5,086.9	4,858.9
	5,784.0	5,340.9	22,075.3	19,550.8
Earnings before income taxes	1,144.3	1,237.2	4,392.6	244.1
Provision for income taxes	156.6	278.8	726.0	206.7
Net earnings	987.7	958.4	3,666.6	37.4

Attributable to:
Shareholders of Fairfax	931.3	909.1	3,401.1	218.4
Non-controlling interests	56.4	49.3	265.5	(181.0)
	987.7	958.4	3,666.6	37.4

Net earnings per share	$35.66	$34.28	$129.33	$6.59
Net earnings per diluted share	$33.64	$32.68	$122.25	$6.29
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	25,806	26,194	25,953	26,447

Information on
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the fourth quarters and years ended December 31, 2021 and 2020
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2021	2020	2021	2020

Net earnings	987.7	958.4	3,666.6	37.4

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(108.1)	231.2	(199.5)	(139.7)
Losses on hedge of net investment in Canadian subsidiaries	(6.4)	(101.1)	(16.7)	(38.0)
Gains (losses) on hedge of net investment in European operations	16.1	(37.6)	63.9	(75.8)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(0.5)	66.5	(75.1)	72.2
	(98.9)	159.0	(227.4)	(181.3)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	3.2	6.7	114.4
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	6.1	23.5	(45.2)	69.5
	(92.8)	185.7	(265.9)	2.6
Items that will not be reclassified to net earnings
Net gains (losses) on defined benefit plans	90.8	(39.1)	88.2	(67.5)
Share of net gains (losses) on defined benefit plans of associates	53.2	(65.4)	67.0	(51.1)
Other	—	—	13.8	—
	144.0	(104.5)	169.0	(118.6)

Other comprehensive income (loss), net of income taxes	51.2	81.2	(96.9)	(116.0)
Comprehensive income (loss)	1,038.9	1,039.6	3,569.7	(78.6)

Attributable to:
Shareholders of Fairfax	1,012.6	900.3	3,377.6	103.0
Non-controlling interests	26.3	139.3	192.1	(181.6)
	1,038.9	1,039.6	3,569.7	(78.6)

SEGMENTED INFORMATION
(unaudited - US$ millions)
Third party gross premiums written, net premiums written and combined ratios for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2021 and 2020 were as follows:
Gross Premiums Written

	Fourth quarter		Year ended December 31,		% change year-over-year
	2021	2020	2021	2020	Fourth quarter	Full year
Northbridge	575.4	497.2	2,121.6	1,727.5	15.7%	22.8%
Odyssey Group	1,744.1	1,240.2	5,551.4	4,306.3	40.6%	28.9%
Crum & Forster	1,013.3	811.2	3,704.8	3,082.4	24.9%	20.2%
Zenith National	134.1	133.5	718.2	661.7	0.4%	8.5%
Brit(1)	940.6	536.2	3,221.9	2,407.6	75.4%	33.8%
Allied World	1,371.7	1,148.1	5,794.3	4,633.8	19.5%	25.0%
Fairfax Asia(2)	164.2	91.7	534.4	421.2	79.1%	26.9%
Insurance and Reinsurance - Other	526.8	445.9	2,149.4	1,738.6	18.1%	23.6%
Property and casualty insurance and reinsurance	6,470.2	4,904.0	23,796.0	18,979.1	31.9%	25.4%

Net Premiums Written

	Fourth quarter		Year ended December 31,		% change year-over-year
	2021	2020	2021	2020	Fourth quarter	Full year
Northbridge	528.0	449.2	1,917.4	1,540.4	17.5%	24.5%
Odyssey Group	1,528.8	1,020.6	4,849.4	3,789.6	49.8%	28.0%
Crum & Forster(3)	468.8	654.6	2,689.3	2,543.0	(28.4)%	5.8%
Zenith National	136.6	129.8	713.0	646.1	5.2%	10.4%
Brit(1)	429.7	422.2	1,998.3	1,775.6	1.8%	12.5%
Allied World	860.4	698.9	3,907.8	3,017.6	23.1%	29.5%
Fairfax Asia(2)	83.1	57.1	260.6	221.6	45.5%	17.6%
Insurance and Reinsurance - Other	401.0	294.7	1,473.6	1,183.8	36.1%	24.5%
Property and casualty insurance and reinsurance(4)	4,436.4	3,727.1	17,809.4	14,717.7	19.0%	21.0%

Combined Ratios

	Fourth quarter		Year ended December 31,
	2021	2020	2021	2020
Northbridge	93.3%	89.5%	88.8%	92.4%
Odyssey Group	88.1%	81.9%	97.8%	94.7%
Crum & Forster	87.4%	94.7%	95.9%	97.5%
Zenith National	80.8%	92.9%	88.4%	91.9%
Brit(1)	63.9%	125.8%	96.8%	114.0%
Allied World	90.7%	95.9%	93.4%	95.4%
Fairfax Asia(2)	93.0%	89.2%	91.9%	96.8%
Insurance and Reinsurance - Other	102.4%	101.5%	98.5%	99.5%
Property and casualty insurance and reinsurance	88.1%	95.5%	95.0%	97.8%
(1)    Excluding Ki Insurance, gross premiums written increased by 46.0% and 17.4% in the fourth quarter and full year of 2021. Excluding Ki Insurance and the loss portfolio transfer completed in the fourth quarter of 2021, net written premiums increased by 49.0% and 12.5% and Brit's combined ratios were 80.6% and 96.0% in the fourth quarter and full year of 2021.
(2)    Includes Singapore Re which was consolidated on June 17, 2021.
(3)    Excluding the loss portfolio transfer completed in the fourth quarter of 2021, Crum & Forster's net written premiums increased by 26.3% and 19.8% in the fourth quarter and full year of 2021.
(4)    Excluding the loss portfolio transfers completed in the fourth quarter of 2021 at Crum & Forster of $358.1 million and Brit of $344.1 million, which decreased net premiums written by $702.2 million, net premiums written for the property and casualty insurance and reinsurance operations in the fourth quarter and full year of 2021 increased by 37.9% and 25.8%.

Prior year reserve development and current period catastrophe and COVID-19 losses of the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2021 and 2020 were as follows:
Net (Favourable) Adverse Prior Year Reserve Development

	Fourth quarter		Year ended December 31,
	2021	2020	2021	2020
Northbridge	(42.1)	(23.9)	(29.2)	(39.2)
Odyssey Group	(97.2)	(128.4)	(120.1)	(219.5)
Crum & Forster	(0.5)	(1.1)	(3.7)	(5.2)
Zenith National	(24.6)	(11.7)	(70.8)	(74.1)
Brit	(39.7)	(20.4)	(100.1)	(62.8)
Allied World	(0.1)	20.2	18.8	(5.1)
Fairfax Asia	(4.4)	(5.5)	(21.5)	(18.5)
Insurance and Reinsurance - Other	(2.5)	(8.7)	(29.0)	(30.5)
Property and casualty insurance and reinsurance	(211.1)	(179.5)	(355.6)	(454.9)

Current Period Catastrophe and COVID-19 Losses

	Fourth quarter				Year ended December 31,
	2021		2020		2021		2020
	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)
Hurricane Ida	67.8	1.7	—	—	407.9	2.5	—	—
U.S. winter storms	(2.7)	(0.1)	—	—	246.0	1.5	—	—
European floods	46.0	1.2	—	—	219.8	1.4	—	—
Hurricane Laura	—	—	36.4	1.0	—	—	148.7	1.1
Hurricane Sally	—	—	59.9	1.6	—	—	69.9	0.5
Midwest Derecho	—	—	8.8	0.2	—	—	55.4	0.4
Other	83.2	2.2	119.4	3.3	274.4	1.8	370.3	2.7
Total catastrophe losses	194.3	5.0	224.5	6.1	1,148.1	7.2	644.3	4.7
COVID-19 losses	14.9	0.4	133.1	3.6	55.1	0.3	668.7	4.8
	209.2	5.4	357.6	9.7	1,203.2	7.5	1,313.0	9.5
(1)    Net of reinstatement premiums.
(2)    Expressed in combined ratio points.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – This is a measure of underwriting activity in the insurance industry that is calculated by the company for its insurance and reinsurance operations as net premiums earned less losses on claims, net, commissions, net, and operating expenses (excluding corporate overhead). Corporate overhead, comprised of the operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries, is a component of operating expenses as presented in the information on consolidated statements of earnings on page 6 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net gains (losses) on investments, gain on sale and consolidation of insurance subsidiaries, interest expense and corporate overhead, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes underwriting profit (loss) for the insurance and reinsurance operations and includes other revenue and other expenses for the non-insurance companies. Refer to the table on page 2 of this news release for a reconciliation of underwriting profit (loss) and operating income (loss) to pre-tax income, the most directly comparable IFRS measure.
Combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss, prior year reserve development or COVID-19 losses, as a percentage of net premiums earned during the same period.
Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses, and provision for unearned premiums) and insurance contract payables, less the sum of its recoverable from reinsurers, insurance contract receivables and deferred premium acquisition costs, all as presented in information on the consolidated balance sheet. Float of a reporting segment or segments is calculated in the same manner.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by expecting to compound book value per basic share over the long term by 15% annually. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	December 31, 2021			December 31, 2020
	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	7,753.0	1,623.7	6,129.3	8,814.0	2,200.0	6,614.0
Total equity	21,315.3	1,998.8	19,316.5	17,527.3	1,838.9	15,688.4
Total capital	29,068.3		25,445.8	26,341.3		22,302.4

Total debt to total capital ratio	26.7%		24.1%	33.5%		29.7%

Excess (deficiency) of fair value over adjusted carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and certain consolidated non-insurance subsidiaries that are considered to be portfolio investments.
The fair values and carrying values of non-insurance associates used in the determination of this non-GAAP performance measure are the IFRS fair values and carrying values included in information on consolidated balance sheets as at December 31, 2021 and 2020, and excludes investments in associates held by the company's consolidated non-insurance companies.

	December 31, 2021		December 31, 2020
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented in information on consolidated balance sheets	5,671.9	4,755.1	4,154.3	4,381.8
Less: Insurance and reinsurance investments in associates(1)	1,099.1	607.4	812.0	575.2
Less: Associates held by consolidated non-insurance companies(2)	30.9	30.7	37.7	43.5
Non-insurance associates included in the performance measure	4,541.9	4,117.0	3,304.6	3,763.1
(1)    Excludes investment in associate held for sale at December 31, 2020.
(2)    Principally comprised of associates held by Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
The consolidated non-insurance subsidiaries included in this performance measure are those that are market traded - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge. Their fair values are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets, less total liabilities and non-controlling interests. All balances used in the calculation of adjusted carrying value are those included in the company's information on consolidated balance sheets as at December 31, 2021 and 2020.